Issuer Free Writing Prospectus filed pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated March 6, 2018

Registration Statement 333-223456

March 6, 2018

$750,000,000

Ball Corporation

4.875% Senior Notes due 2026

Pricing Supplement, dated March 6, 2018, to the Preliminary Prospectus Supplement, dated March 6, 2018 of Ball Corporation (“Ball”).  This Pricing Supplement relates only to the securities described below and is qualified in its entirety by reference to the Preliminary Prospectus Supplement.  The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement only to the extent it is inconsistent with the information contained in the Preliminary Prospectus Supplement.  Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	Ball Corporation

Title of Securities:	4.875% Senior Notes due 2026 (the “Notes”)

Principal Amount:	$750,000,000

Ratings*:	Ba1 / BB+ / BB+

Maturity Date:	March 15, 2026

Coupon:	4.875%

Price to Public:	100.000%

Yield to Maturity:	4.875%

Spread to Benchmark Treasury:	+201 basis points

Benchmark Treasury:	1.625% UST due February 15, 2026

Interest Payment Dates:	March 15 and September 15

Day Count Convention:	360-day year consisting of twelve 30-day months.

First Interest Payment Date:	September 15, 2018

Record Dates:	March 1 and September 1

Optional Redemption:

Ball may redeem the Notes at any time in whole, or from time to time in part, prior to December 15, 2025 (the “Par Call Date”), in each case, at Ball’s option, at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on such Notes that would be due if such Notes matured on the Par Call Date discounted to the date of redemption (excluding interest accrued to the date of redemption), on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the sum of the Treasury Rate plus 50 basis points, plus in each case, accrued and unpaid interest, if any, to but excluding the date of redemption.

At any time on or after the Par Call Date, Ball may redeem all or any of the Notes at any time, or from time to time in part, at Ball’s option, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, on the Notes to, but excluding, the date of redemption.

Change of Control Repurchase Event:

If a Change of Control Repurchase Event occurs, unless Ball has exercised its right to redeem the Notes within 60 days after the Change of Control, Ball will make an offer to each holder of the Notes to repurchase all or any part of that holder’s Notes at a repurchase price in cash equal to 101% of the aggregate principal amount of the Notes repurchased, plus accrued and unpaid interest, if any, on the Notes repurchased to but excluding the date of repurchase.

Trade Date:	March 6, 2018

Settlement Date:	March 9, 2018 (T+3)

Ball expects that delivery of the Notes will be made against payment therefor on or about the third business day following the date of confirmation of orders with respect to the Notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date hereof, by virtue of the fact that the Notes initially will settle T+3 to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes before their delivery should consult their own advisor.

Net Proceeds:	Approximately $740 million after deducting underwriting discounts and commissions and estimated expenses related to the offering.

Use of Proceeds:

Ball intends to use the net proceeds from this offering, together with cash on hand, to repay outstanding borrowings under its term loan and revolving credit facilities as well as certain short-term borrowings, and for general corporate purposes, which may include potential investments in strategic alliances and acquisitions, the refinancing or repayment of debt, working capital, share repurchases, pension contributions or capital expenditures.

Joint Book-Running Managers:

Deutsche Bank Securities Inc.

Merrill Lynch, Pierce, Fenner & Smith

                      Incorporated

Goldman Sachs & Co. LLC

Rabo Securities USA, Inc.

Mizuho Securities USA LLC

SMBC Nikko Securities Americas, Inc.

UniCredit Capital Markets LLC

Santander Investment Securities Inc.

KeyBanc Capital Markets Inc.

Co-managers:

BNP Paribas Securities Corp.

PNC Capital Markets LLC

Credit Agricole Securities (USA) Inc.

MUFG Securities Americas Inc.

The Williams Capital Group, L.P.

Citigroup Global Markets Inc.

Barclays Capital Inc.

TD Securities (USA) LLC

Wells Fargo Securities, LLC

BMO Capital Markets Corp.

CUSIP/ISIN Numbers:	CUSIP: 058498AV8 ISIN: US058498AV83

Denominations:	$2,000 and any integral multiple of $1,000 in excess thereof.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus dated March 6, 2018) and a preliminary prospectus supplement dated March 6, 2018 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at (800) 503-4611, or e-mail: prospectus.CPDG@db.com.

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